# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AIFU Inc., CIK 0001413855
CUSIP: G3314G128
Title of class of securities: Class A ordinary share, par value $0.002 per share
Address of issuer's principal executive offices: 01-10, Jinzhong Guobin Hui, Xili St., Shenzhen, China (F4), 518055
Date of event which requires filing of this statement: 11/06/2026
Filed by CIK 0002079530
Persons authorized to receive notices and communications: YS Management Company Limited, c/o Yif Liu 28 Lower Kent Ridge Road, Singapore, Singapore (U0), 11837, 852 84353173; Yif Liu, 28 Lower Kent Ridge Road, Singapore, Singapore (U0), 11837, 852 84353173

## Reporting persons
- YS Management Company Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: personal funds (PF); sole voting power 4,826,333; shared voting power 0; sole dispositive power 4,826,333; shared dispositive power 0; aggregate amount beneficially owned 4,826,333 (6.67% of the class)
  Comment: Note to Row 7, 9, 11: Represents 4,826,333 Class A ordinary shares directly held by YS Management Company Limited, which is 100% owned by Yif Liu.
  
  Note to Row 13: The percentage calculation is based on 72,379,191 ordinary shares, including 62,129,191 Class A ordinary shares and 10,250,000 Class B ordinary shares, of the Issuer outstanding as of November 6, 2026 according to the records of the Issuer.
- Yif Liu (CIK 0002079530): type of reporting person: individual (IN); citizenship or place of organization: Guinea-Bissau (S0); source of funds: personal funds (PF); sole voting power 4,826,333; shared voting power 0; sole dispositive power 4,826,333; shared dispositive power 0; aggregate amount beneficially owned 4,826,333 (6.67% of the class)
  Comment: Note to Row 7, 9, 11: Represents 4,826,333 Class A ordinary shares directly held by YS Management Company Limited, which is 100% owned by Yif Liu.
  
  Note to Row 13: The percentage calculation is based on 72,379,191 ordinary shares, including 62,129,191 Class A ordinary shares and 10,250,000 Class B ordinary shares, of the Issuer outstanding as of November 6, 2026 according to the records of the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary share, par value $0.002 per share
Name of issuer: AIFU Inc.
Address of issuer's principal executive offices: 01-10, Jinzhong Guobin Hui, Xili St., Shenzhen, China (F4), 518055
Comment:
This Amendment No. 3 to Schedule 13D (the "Amendment") amends and supplements the prior statement on Schedule 13D as filed on January 16, 2026 (the "Original 13D"), Amendment No. 1 to Schedule 13D as filed on September 28, 2026, Amendment No. 2 to Schedule 13D as filed on October 14, 2026 (the Original 13D as amended and supplemented, the "Previous Schedule 13D"), and relates to the beneficial ownership of Class A ordinary shares, par value $0.002 per share (the "Class A Ordinary Shares") of AIFU Inc., a Cayman Islands exempted company (the "Issuer") whose principal executive office is located at Room 001, Build 10, Jinzhong Guobin Hui, 2nd Road, Qinyuan, Lihu Community, Xili Street, Nanshan District, Shenzhen, People's Republic of China.

Except as set forth below, all items of the Previous Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Previous Schedule 13D.

## Item 2. Identity and Background
Residence or business address:
Item 2(b) of the Previous Schedule 13D is hereby amended and supplemented in its entirety as follows:

The registered address of YS Management Company Limited is RM 502C 5/F Ho King Commercial Centre, 2-16 Fayuen Street, Mongkok, Hong Kong.

The address of Yif Liu is 28 Lower Kent Ridge Road, Singapore 11837

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of each of the Reporting Persons to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Amendment are hereby incorporated by reference in this Item 5.

Item 5(a) of the Previous Schedule 13D is hereby amended and restated as follow:

Pursuant to the current report of the Issuer on Form 6-K filed on November 6, 2026, on November 6, 2026, the Issuer completed the issuance of 11,203,443 Class A ordinary shares to certain third parties ("Share Issuance") in relation to an acquisition. The Reporting Persons did not acquire or dispose of any shares subsequent to the filing of the Previous Schedule 13D on October 14, 2026. The decrease in the Reporting Persons' aggregate beneficial ownership and their aggregate voting power was solely due to the increase in the total number of the Issuer's outstanding shares from the Share Issuance.

Following the Share Issuance, YSM beneficially owns 4,826,333 Class A ordinary shares of the Issuer, representing approximately 6.67% of the Issuer's total issued and outstanding ordinary shares and approximately 0.44% of the total voting power. YSM is 100% owned by Yif Liu. Consequently, Yif Liu may be deemed to beneficially own the Ordinary Shares held by YSM.

The percentage calculation is based on 72,379,191 ordinary shares, including 62,129,191 Class A ordinary shares and 10,250,000 Class B ordinary shares, of the Issuer outstanding as of November 6, 2026 according to the records of the Issuer.

The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership. Percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by each Reporting Person by the voting power of all of our Class A ordinary shares and Class B ordinary shares as a single class. Each Class A ordinary share is entitled to one (1) vote while each Class B ordinary share is entitled to one hundred (100) votes on any and all matters submitted for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.
Transactions in the class effected during the past sixty days: During the 60 days preceding the filing of this Amendment, none of the Reporting Persons has effected any transactions in the Ordinary Shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement dated November 12, 2026 by and between the Reporting Persons

Exhibit 2: List of directors and executive officers of YS Management Company Limited (filed herewith)

## Signatures
- YS Management Company Limited: /s/ Yif Liu, Yif Liu /Director (11/12/2026)
- Yif Liu: /s/ Yif Liu, Yif Liu (11/12/2026)